TRUMID FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document

TRUMID FINANCIAL, LLC

Index



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Trumid Holdings, LLC and the Member of Trumid Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trumid Financial, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2017.

TRUMID FINANCIAL, LLC

Statement of Financial Condition

December 31, 2024 (in thousands)

Assets

Current Assets

Cash	$	20,134
Receivable from Intermediation Agent and Invoiced Clients, net of allowance of $57		9,394
Prepaid Expenses and Other Current Assets		714
Total Current Assets	**$**	**30,242**

Noncurrent Assets

Contract Asset, net	$	3,352
Intangible Assets, net		986
Capitalized Software Development Costs, net		379
Goodwill		6,254
Total Noncurrent Assets	**$**	**10,971**
Total Assets	**$**	**41,213**

Liabilities and Member's Equity

Liabilities

Current Liabilities

Accounts Payable, Accrued Expenses, and Other Current Liabilities	$	1,667
Total Current Liabilities	**$**	**1,667**

Commitments and Contingencies (Note 7)

Member's Equity

Member's Equity	$	39,546
Total Member's Equity	**$**	**39,546**
Total Liabilities and Member's Equity	**$**	**41,243**

The accompanying notes are an integral part of this financial statement

TRUMID FINANCIAL, LLC
December 31, 2024
Notes to Financial Statement (amounts in thousands)

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Trumid Financial, LLC ("Trumid" or the "Company"), a Delaware limited liability company, was formed and granted its license as a broker dealer in 2014. The Company was organized to operate an electronic trading platform for USD-denominated corporate bonds and treasury securities. The Company is a wholly-owned subsidiary of Trumid Holdings, LLC (the "Parent"), which is in the business of increasing enterprise value through its subsidiaries, and intends to continue to capitalize those subsidiaries to ensure continued operations and compliance with capital requirements (see Note 7).

The Company is a broker dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an electronic trading platform for which all anonymous trades are executed, settled, and cleared by State Street Global Markets, LLC ("SSGM"). The Company's electronic trading platform also directly connects institutional buyers and sellers of corporate bonds through disclosed protocols.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash is maintained at two major global banks which at times may exceed Federal insurance limits. Given this concentration, the Company is exposed to certain credit risks in relation to its deposits at these banks.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires the Company to make estimates and assumptions that might affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Capitalized Software Development Costs

The Company capitalized certain costs associated with the third-party development and testing of significant solutions that allow for the connectivity of the Trumid platform to such third-party gateways. The amount was capitalized at completion of the formulation, design and testing work and will be amortized on a straight-line basis over three years starting once released into production. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

TRUMID FINANCIAL, LLC
December 31, 2024
Notes to Financial Statement (amounts in thousands)

Goodwill and Intangible Assets

The Company is required to assess Goodwill for impairment by comparing the estimated fair value with its carrying value on an annual basis (or more frequently when certain events or circumstances exist). Goodwill is an indefinite life asset and is not amortized. The Company has elected to use December 31 as its annual impairment test date. If the estimated fair value of a reporting unit exceeds its carrying amount, Goodwill is not considered impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of the impairment, if any. The Company completed its qualitative annual review of Goodwill as of December 31, 2024 and no indicators of impairment were identified.

At December 31, 2024, the Company had definite-life Intangible Assets of $986 comprised of client relationships resulting from an acquisition during a prior year. Intangible Assets with a definite life are amortized over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly or indirectly to the Company's future cash flows. These assets are reviewed for impairment on an interim basis when certain events or circumstances occur or exist.

Contract Asset

In 2024, the Company paid cash under certain strategic partner relationships that qualified as a capitalizable asset under ASC 606-10 related to activities performed by clients under the initial contracts plus renewal periods, and is reflected as a Contract Asset on the Statement of Financial Condition. The capitalizable asset will be amortized over three years on a pro-rata basis. The balance of this consideration totaled $4,250 as of December 31, 2024, offset by $898 in accumulated amortization.

2. Income Taxes

The Company is organized as a Delaware limited liability company and is treated as a disregarded entity for U.S. income tax purposes with no Federal, state, or local tax liability. The Company's income or loss is included in the Federal, state, and local income tax returns of the Parent.

3. Affiliate Transactions

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for occupancy and common operating costs, and cash settled pursuant to the agreement. There was no amount due to the Parent under this agreement as of December 31, 2024.

The Company and its Parent have executed a written agreement whereby certain costs are allocated to the Company for compensation and benefits and cash settled pursuant to the agreement. There was no amount due to the Parent under this agreement as of December 31, 2024.

The Company entered into an agreement with Trumid Technologies, LLC, an affiliate of the Company, for the maintenance, enhancement and support of the Trumid platform as well as help desk support, and amounts allocated under this agreement are cash settled pursuant to the agreement. There was no amount due to Trumid Technologies, LLC under this agreement as of December 31, 2024.

As of December 31, 2024, there was $2 due from Trumid Holdings, LLC, and $9 due to Trumid Technologies, LLC.

4. Receivable from Intermediation Agent and Invoiced Clients

The Company has an arrangement with SSGM, the Company's intermediation agent, whereby SSGM receives a share of the markup the Company earns from transactions on its platform. The balance due from SSGM at December 31, 2024 was $1,907 included in Receivable from Intermediation Agent and Invoiced Clients on the Statement of Financial Condition.

In addition, the Company has arrangements with certain clients where the Company directly bills the client for monthly trade billing on the anonymous and disclosed protocols. The amounts due from Invoiced Clients at December 31, 2024 was $7,487, net of the Allowance for Credit Losses of $57 (Note 5) and are included in Receivable from Intermediation Agent and Invoiced Clients on the Statement of Financial Condition.

5. Credit Risk

The Company is exposed to the risk that its intermediation agent will not perform its obligations, including managing all settlement risks. The Company's agreement with its intermediation agent provides that any losses deemed to be due to an error by the trading platform might be an obligation of the Company. The Company has not experienced such matters in any material respect.

The Company monitors balances due from Invoiced Clients, which are primarily receivable from financial institutions including broker dealers and investment advisors, and has not experienced any losses from clients' inability to settle balances due. The Company maintains an Allowance for Credit Losses based upon an estimate of the amount of potential credit losses in existing balances due from the Intermediation Agent and Invoiced Clients, as determined from a review of aging schedules, past due balances, historical collection experience, specific account data and analysis of the financial condition of the Company's counterparties. As of December 31, 2024, the Company maintained an Allowance for Credit Losses with regard to these receivables of $57, and is reflected as a reduction of Receivable from Intermediation Agent and Invoiced Clients on the Statement of Financial Condition.

6. Business Segment and Geographic Information

Operating segments are defined as components of an entity for which separate discrete financial information is available and is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company has identified its Co-Chief Executive Officers of the Parent as the Chief Operating Decision Maker (collectively, the "CODM").

The Company operates an electronic marketplace for the trading of products of various credit asset classes including USD-denominated corporate bonds and Treasury securities which are highly interrelated. Because of the highly integrated nature of the marketplace, the CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources

Notes to Financial Statement (amounts in thousands)

and evaluating financial performance. As such, the Company has determined it operates as a single business segment.

Geographic Information

Substantially all assets and operations are located in the U.S.

7. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that may contain a variety of representations and warranties which may provide for general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. As of December 31, 2024, the Company expects the risk of loss, if any, to be remote.

8. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum Net Capital as defined, equal to $250. As of December 31, 2024, the Company had Net Capital of $18,467 which exceeded its minimum required Net Capital by $18,217.

The Company files an Exemption Report pursuant to SEC Rule 17a-5 relying on Footnote 74 because the Company has limited business activities and the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers.

9. Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Statement of Financial Condition through February 28, 2025, which is the date the financial statement was available to be issued. There were no subsequent events that required adjustment to or disclosure in the financial statement.